TECHNEST HOLDINGS, INC.

10411 Motor City Drive, Suite 650

Bethesda, MD 20817

(301) 767-2810

November 7, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Amanda Ravitz, Assistant Director
Joseph McCann

Re:	Technest Holdings, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-176195)

Dear Ms. Ravitz and Mr. McCann:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Technest Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-176195), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.  No securities were sold or will be sold under the Registration Statement.  The Registration Statement was originally filed with the Commission on August 10, 2011 and was not declared effective under the Securities Act.

The Registrant requests withdrawal of the Registration Statement on the grounds that the Commission specifically asked that the Registrant do so in its correspondence dated August 16, 2011.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Technest Holdings, Inc., 10411 Motor City Drive, Suite 650, Bethesda, Maryland, 20817, with a copy to the Registrant’s counsel, Cooley LLP, 500 Boylston Street, Boston, Massachusetts, 02116, facsimile number (617) 937-2400, attention Marc A. Recht.

If you have any questions with respect to this matter, please contact Marc A. Recht of Cooley LLP at (617) 937-2316.

Respectfully,

TECHNEST HOLDINGS, INC.

/s/ Suzette R. O’Connor
Suzette R. O’Connor
General Counsel

cc: Marc A. Recht, Cooley LLP